Exhibit 21.1

AIRO Group Holdings, Inc.

List of Subsidiaries of the Company

Name of Subsidiary	Jurisdiction of Organization
AIRO Drone, LLC	United States (Illinois)
Agile Defense, LLC	United States (Minnesota)
Aspen Avionics, Inc.	United States (Delaware)
Coastal Defense, Inc.	United States (Pennsylvania)
Old AGI, Inc. f/k/a AIRO Group, Inc.	United States (Delaware)
Jaunt Air Mobility, LLC	United States (Delaware)
Sky-Watch A/S	Denmark